                                                             EXHIBIT (a)(5)(vii)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

-----------------------------------X
JOAN FERRARI,
                                         Civil Action No. 18714-NC
          Plaintiff,

     V.

PETER A. DEA; C. ROBERT BUFORD;
DERRILL CODY; JAMES M.
FITZGIBBONS; HENNIE L.J.M.
GIESKES; WILLIAM W. GRANT, III;
PHILIPPE S.E. SCHREIBER; and
BARRETT RESOURCES
CORPORATION,

          Defendants.
-----------------------------------X

                      PLAINTIFF'S CLASS ACTION COMPLAINT
                      -----------------------------------

     Plaintiff, by her attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                                  THE PARTIES
                                  -----------

     1. Plaintiff ("plaintiff") is the owner of common stock of Barrett Resources Corporation ("Barrett" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant Barrett is a corporation duly existing and organized under the laws of the State of Delaware, with its principal offices located at 1515 Arapahoe Street, Denver, Colorado. Barrett is an independent natural gas and oil exploration and production company with core areas of activity in the Rocky Mountain Region of Colorado, Wyoming, Utah and parts of Kansas and Oklahoma.

     3. Defendant Peter A. Dea ("Dea") is and at all times relevant hereto has been Chief Executive Officer and Chairman of the Board of Directors of Barrett.

     4. Defendants C. Robert Buford, Derrill Cody, James M. Fitzgibbons, Hennie L.J.M. Gieskes, William W. Grant, III, and Philippe S.E. Schreiber are and at all times relevant hereto have been directors of Barrett.

     5. The defendants referred to in paragraphs 3 and 4 are collectively referred to herein as the "Individual Defendants."

     6. By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Barrett, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     7. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of the holders of Barrett common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     8.   This action is properly maintainable as a class action.

     9. The Class is so numerous that joinder of all members is impracticable. There are approximately 33.1 million shares of Barrett common stock outstanding.

     10. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

          a. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

          b. whether defendants are unlawfully entrenching themselves in office and preventing the Company's shareholders from maximizing the value of their holdings; and

          c. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     12. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     14. On or about March 1, 2001, Mr. Walter van de Vijver, president and Chief Executive Officer of Shell Oil Company ("Shell"), sent a letter to defendant Dea concerning a possible acquisition of Barrett by Shell for $55.00 per share in cash. The letter stated that while Shell would prefer to sit down and negotiate a definitive merger agreement between the two parties, Shell intended on commencing a tender offer for all of Barrett's outstanding shares for $55.00 per share in cash. Shell requested that Barrett respond to Shell's offer by March 5, 2001.

     15. This is not the first time Shell has attempted to sit down with Barrett and discuss a potential merger combination. According to an article published by Reuters Securities, Shell has approached Barrett two times before the March 1, 2001 invitation, but both approaches were rebuffed by Barrett management.

     16. Any attempt by Shell to acquire Barrett is effectively futile absent the Individual Defendants' approval. Barrett maintains a shareholders Rights Plan (referred to herein as the "Poison Pill"), which, combined with the Company's by-laws, make an unsolicited takeover highly unlikely.

     17. Barrett adopted its Poison Pill on August 4, 1997. The Pill is triggered by a person or group acquiring 15% or more of Barrett's common stock without first obtaining the approval of a majority of Barrett's directors not affiliated with the acquiring person. In the event that the pill is triggered, Barrett's shareholders are effectively granted the right to acquire additional shares of Barrett common stock for half of the existing market price for Barrett's shares. Moreover, if the acquiring person subsequently consummates a merger or obtains over 50% of Barrett's assets, Barrett's shareholders are granted the right to purchase common shares of the acquiring company for half of their market price.

     18. Although the Company's by-laws provide for removal of all of the Company's directors through written consent, such provision can be amended by defendants if 75% of the Company's "independent" directors so choose. Thus, it is unlikely Shell's attempt to combine with

Barrett will prove successful absent director approval.

     19.  The Individual Defendants were and are under a duty to:

          (i)  act in the interests of the equity owners;

          (ii)  maximize shareholder value;

          (iii) undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

          (iv) act in accordance with their fundamental duties of due care and loyalty.

     20. The Individual Defendants have refused to enter into meaningful negotiations with Shell in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. The Individual Defendants placement of their own interests ahead of the interests of Barrett's public shareholders is in direct violation of their fiduciary duties.

     21. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of Barrett common stock.

     22. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and may prevent the Class from receiving its fair share of Barrett's valuable assets and businesses as a result of the proposal by Shell or some other bona fide offeror.

     23.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

          A.   declaring this to be a proper class action;

          B. ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

               (i) undertaking an appropriate evaluation of alternatives designed to maximize value for Barrett's public shareholders; and

               (ii) fully informing themselves about Shell's bid and other alternatives, so that the interests of Barrett's public shareholders will be protected;

          C. ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein.

          D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

          E. granting such other and further relief as the Court deems appropriate.


                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                       By:  /S/ Carmella P. Keener
                                          ---------------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE 19899
                                            (302) 656-4433

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706